                                                               Exhibit 99

           		   THE RURAL ELECTRIC AND TELEPHONE SYSTEMS

General

The majority of the reporting RUS systems at December 31, 1995, are members of CFC and information regarding these systems is available in the Annual Statistical Reports of RUS (the "RUS Reports"), therefore commentary in this section is based on information about the systems generally, rather than CFC members alone (see Note on page 5). However, the Composite Financial State-ments on pages 6 to 10 relate only to CFC Utility Members. At December 31, 1995 and for the year then ended, CFC's members accounted for approximately 98% of the total utility plant, 97% of the total equity, 98% of the net margins and 97% of the total number of systems covered by RUS Reports, and CFC believes that its members are representative of the systems as a whole.

Although generally stable retail rates have been the historical pattern for RUS borrowers, in the 1970's and early 1980's rising costs of fuel, material, labor, capital and wholesale power required rate increases by most of the distribution systems. Increases in costs have also resulted in rate increases by the power supply systems. Virtually all power contracts between power supply systems and their member distribution systems provide for rate increases to cover increased costs of supplying power, although in certain cases such increases must be approved by regulatory agencies. During the last five years, costs and rates have generally been stable.

The RUS Program

Since the enactment of the Rural Electrification Act in 1936 (the "Act"), RUS has financed the construction of electric generating plants, transmission facilities and distribution systems in order to provide electricity to persons in rural areas who were without central station service. Principally through the organization of systems under the RUS loan program in 46 states and U.S. territories, the percentage of farms and residences in rural areas of the United States receiving central station electric service increased from 11% in 1934 to almost 99% currently. Rural electric systems serve 11% of all consumers of electricity in the United States and its territories. They account for approximately 8% of total sales of electricity and about 7% of energy generation and generating capacity.

In 1949, the Act was amended to allow RUS to lend for the purpose of furnishing and improving rural telephone service. At December 31, 1994, 695 of RUS's 919 telephone borrowers provided service to 4.4 million subscribers throughout the United States and its territories (reporting information was not available for the remaining 224 borrowers).

The Act provides for RUS to make insured loans and to provide other forms of financial assistance to borrowers. RUS is authorized to make direct loans, at below market rates, to systems which are eligible to borrow from it. RUS is also authorized to guarantee loans which have been used mainly to provide financing for construction of Bulk Power Supply Projects. Guaranteed loans bear interest at a rate agreed upon by the borrower and the lender (which generally has been the FFB). For telephone borrowers, RUS also provides financing through the RTB. The RTB is a government corporation providing financing at rates reflecting its cost of capital. RUS exercises a high degree of financial and technical supervision over borrowers' operations. Its loans and guarantees are generally secured by a mortgage on substantially all of the system's property and revenues.

For fiscal year 1997, both the House and Senate Agriculture Appropriation Committees have approved RUS electric insured loan levels of $524 million, of which $69 million would be at the 5% rate, and $455 million would be at municipal rates. An additional $300 million is available in loan guarantees.

Legislation enacted in 1994 allows RUS electric borrowers to prepay their loans to RUS at a discount based on the government's cost of funds at the time of prepayment. If a borrower chooses to prepay its notes, it becomes ineligible for future RUS loans for a period of ten years, but remains eligible for RUS loan guarantees. As of July 31, 1996, 77 borrowers had either fully prepaid or partially prepaid their RUS notes, under these provisions, in the total amount of $1,177.9 million. A total of 59 of these borrowers have selected CFC to refinance a total of $1,005.8 million of this amount.

Distribution Systems

Distribution systems are local utilities distributing electric power, generally purchased from wholesale sources, to consumers in their service areas. Virtually all are locally-managed cooperative, non-profit associations, and most have been in operation for at least 40 years. At December 31, 1995, the approximate number of consumers served by RUS electric borrowers was 11.5 million, representing an estimated 27.7 million ultimate users. Aggregate operating revenues of the distribution systems from sales of electric energy for the year ended December 31, 1995, totaled $15.0 billion, of which 66% was derived from the sales of electricity to residential consumers (farm and non-farm), 31% from such sales to commercial and industrial consumers and the remainder from sales to various other consumers.

The composite TIER of CFC member distribution systems increased from 2.40 in 1994 to 2.42 in 1995. The composite DSC ratio increased from 2.26 in 1994 to
2.40 in 1995. The composite MDSC ratio increased from 2.09 in 1994 to 2.28 in 1995. Composite equity as a percent of total assets for member distribution systems increased from 41.53% at December 31, 1994 to 41.75% at December 31, 1995.

Wholesale power supply contracts ordinarily guarantee neither an un-interrupted supply nor a constant cost of power. Contracts with RUS-financed power supply systems (which generally require the distribution system to purchase all its power requirements from the power supply system) provide for rate increases to pass along increases in sellers' costs. The wholesale power contracts permit the power supply system, subject to approval by RUS and, in certain circumstances, regulatory agencies, to establish rates to its members so as to produce revenues sufficient, with revenues from all other sources, to meet the costs of operation and maintenance (including, without limitation, replacements, insurance, taxes and administrative and general overhead expenses) of all generating, transmission and related facilities, to pay the cost of any power and energy purchased for resale, to pay the costs of generation and transmission, to make all payments on account of all indebtedness and leases of the power supply system and to provide for the establishment and maintenance of reasonable reserves. The rates under the wholesale power contracts are required to be reviewed by the Board of Directors of the power supply system at least annually.

Power contracts with investor-owned utilities and power supply systems which do not borrow from RUS generally have rates subject to regulation by the Federal Energy Regulatory Commission. Contracts with Federal agencies generally permit rate changes by the selling agency (subject, in some cases, to Federal regulatory approval). In the case of many distribution systems, only one power supplier is within a feasible distance to provide wholesale electricity.

Power Supply Systems

Power supply systems are utilities which purchase or generate electric power and provide it wholesale to distribution systems for delivery to the ultimate retail consumer. Of the 63 operating power supply systems financed in whole or in part by RUS or CFC at December 31, 1995, 62 were cooperatives owned directly or indirectly by groups of distribution systems and one was govern-ment owned. Of this number, 39 had generating capacity of at least 100 megawatts, and nine had no generating capacity. Seven of the nine systems with no generating capacity operated transmission lines to supply certain distribution systems, and one is currently building its first transmission facilities. Certain other power supply systems had been formed but did not yet own generating or transmission facilities. At December 31, 1995, the 55 power supply systems reporting to RUS owned interests in 145 generating plants representing generating capacity of approximately 29,597 megawatts, or approximately 4.3% of the nation's estimated electric generating capacity, and served 716 RUS distribution system borrowers (representing an average for the year of approximately 8.5 million consumers). Certain of the power supply systems which own generating plants lease these facilities to others and purchase their power requirements from the lessee-operators. Of the power supply systems' total generating capacity in place as of December 31, 1995, steam plants accounted for 94.2% (including nuclear capacity representing approximately 10.1% of such total generating capacity), internal combustion plants accounted for 5.5% and hydroelectric plants accounted for 0.3%. RUS loans and loan guarantees as of December 31, 1995, have provided funds for the installation of over 34,031 megawatts (including nuclear capacity of approximately 3,806 megawatts, or 11.2% of the total) of which 1,279 megawatts or 3.8% of the total have officially been canceled.

The high level of growth in demand for electricity experienced in the 1970's was not expected to decline in the 1980's and the power supply systems continued their construction programs in anticipation of continued growth in demand. During the 1980's, however, slower growth in power requirements of the systems reduced the need for additional generating capacity in most areas of the country. Thus, many areas are now experiencing a surplus of generating capacity and, as a result, some power supply systems have signi-ficant amounts of fixed costs for power plant investment not fully supported by increased revenues (see Note 10 to Combined Financial Statements for further information concerning certain CFC members experiencing this problem).

While the level of funds needed for new generating units is expected to be low over the next few years, the need for transmission and capital additions will continue to generate substantial long-term capital requirements. The power supply systems are expected to continue to seek to satisfy these requirements primarily through the RUS loan guarantee program.

Telephone Systems

As of December 31, 1994 (complete data at December 31, 1995 was not yet available), there were 919 telephone systems that were RUS borrowers, (RUS had collected financial data on 695). The 695 telephone systems included 199 cooperative not-for-profit organizations and 496 commercial for-profit organizations. These organizations provided telephone service to approximately 4.4 million consumers and owned approximately 725,430 miles of telephone lines. Total assets at December 31, 1994 were $10.8 billion, with a composite TIER of 4.49 and composite equity ratio of 46.8%. The telephone systems operate in all fifty states and seven U.S. territories.

The RTB was created by a 1971 amendment to the Act to serve as a source of supplemental financing for rural telephone systems. To initially capitalize the RTB, between 1971 and 1991 the government purchased $592 million in Class A stock of the RTB. RTB borrowers, who are required to purchase class B stock in an amount equal to five percent of the amount of each loan, have, as of June 30, 1995, invested $524 million. In addition, borrowers and other eligible entities have purchased $112 million in Class C stock of the RTB.

The Act provides that the RTB is to redeem and retire the government's Class A stock as soon as practicable after September 30, 1995, but not to the extent that the bank's board determines that such retirement would impair the operation of the RTB. The minimum amount of Class A stock to be retired each year after September 30, 1995 is the amount of the Class B stock that is issued during that year. Language in the United States Government Fiscal Year 1996 House Agriculture Appropriation limits the amount of Class A stock that can be redeemed in fiscal year 1996 to five percent of the amount of Class A stock outstanding. Similar language is expected to be included in the fiscal year 1997 Appropriations Bill.

Regulation and Competition

The degree of regulation of rural electric systems by state authorities varies from state to state. The retail rates of rural electric systems are regulated in 16 states (in which there are 250 systems). Distribution systems in these states account for 35% of the total operating revenues and patronage capital of all distribution systems nationwide. State agencies, principally public utility commissions, of 19 states regulate those states' 289 systems as to the issuance of long-term debt securities. In five states (in which there are 52 systems) state agencies regulate, to varying degrees, the issuance of short-term debt securities. Since 1967, the Federal Power Commission and its successor, the Federal Energy Regulatory Commission ("FERC"), which regulates interstate sales of energy at wholesale, has taken the position that it lacks jurisdiction to regulate cooperative rural electric systems which are current borrowers from RUS. However, rural electric cooperatives that pay off their RUS debt or never incur RUS debt may be regulated by FERC with respect to financing and/or rates.

Varying degrees of territorial protection against competing utility systems are provided to distribution systems in 41 states (in which over 92% of the distribution systems are located). Changes in administrative or legislative policy in several states, or Federal legislation, may result in more or in less territorial protection for the distribution systems.

In addition to competition from other utility systems, some distribution systems have expressed increasing concern about the loss of desirable suburban service areas as a result of annexation by expanding municipal or franchised investor-owned utility systems, regardless of the degree of territorial protection otherwise provided by applicable law. The systems are also subject to competition from alternate sources of energy such as bottled gas, natural gas, fuel oil, diesel generation, wood stoves and self-generation.


The systems, in common with the electric power industry generally, may incur substantial capital expenditures and increases in operating costs in order to meet the requirements of both present and future Federal, state and local standards relating to safety and environmental quality control. These include possible requirements for burying distribution lines and meeting air and water quality standards.

The 1990 amendments to the Clean Air Act of 1970 (the "Amendments"), required utilities and others to reduce emissions. The Amendments contain a range of compliance options and a phase-in period which will help mitigate the immediate costs of implementation. Many of CFC's member systems already comply with the provisions of the Amendments. CFC is currently monitoring the overall impact of the Amendments on individual member systems, which must implement compliance plans and operating or equipment modifications for Phase II of the Act (2000). Compliance plans for member systems with units affected in Phase I primarily involved fuel switching to low-sulfur coal. The trading of emission allowances may also be an economical alternative in Phase II. Some member systems originally believed to be affected by the Amendments have developed strategies designed to minimize the Amendments' impact. At this time, it is not anticipated that the Amendments will have a material adverse impact on the quality of CFC's loan portfolio.

In March 1995, the FERC published a Notice of Proposed Rulemaking ("NOPR") to solicit comments regarding pending policy changes aimed at opening whole-sale power sales to competition. This NOPR would require jurisdictional public utilities (including investor-owned electric utilities and cooperatives that are not RUS borrowers) that own, control, or operate transmission facilities to file non-discriminatory open access transmission tariffs that provide others with the same transmission services they provide themselves.

On April 24, 1996, the FERC issued orders 888 and 889 incorporating its findings during the rulemaking process. Order 888 provides for competitive wholesale power sales by requiring jurisdictional public utilities that own, control, or operate transmission facilities to file non-discriminatory open access transmission tariffs that provide others with transmission service comparable to the service they provide themselves. The reciprocity provision associated with Order 888 also provides comparable access to transmission facilities of non-jurisdictional utilities (including RUS borrowers and municipal and other publicly owned electric utilities) that use jurisdictional utilities' transmission systems. The order further provides for the recovery of stranded costs from departing wholesale customers with agreements dated prior to July 11, 1994. After that date, stranded costs must be agreed upon in the service agreement. Order 889 provides for a real time electronic information system referred to as the Open Access Same-Time Information
System ("OASIS"). It also addresses standards of conduct to ensure that transmission owners and their affiliates do not have an unfair competitive advantage by using transmission to sell power. Presently, many of the issues surrounding the implementation of Orders 888 and 889 remain unresolved.
These issues are anticipated to be resolved in part by litigation on a case by case basis before the FERC and through the appellate process. Due to the uncertainty of this litigation, CFC is unable to estimate the ultimate impact of these orders on its member systems, however open access transmission as a national policy has long been sought by electric cooperatives so that investor-owned utilities cannot use their ownership of transmission to the disadvantage of the cooperatives.

Section 211 of the Federal Power Act as amended by the Energy Policy Act of 1992 classifies any cooperative with significant transmission assets as a "transmitting utility" for purposes of this section. Under the provisions of this Act, FERC has the authority to order such cooperatives to provide open access for unaffiliated entities. This provision also authorizes FERC to require investor-owned and other utilities to provide the same open access transmission for the benefit of cooperatives. Electric cooperatives have strongly supported section 211 for this reason. Under sections 205 and 206 of the Federal Power Act, cooperatives that pay off their RUS debt are treated as "jurisdictional public utilities". FERC is proceeding under the legal theory that, under these sections, it can order "jurisdictional public utilities" to provide open access.

All telephone systems are regulated by the Federal Communications Commission with respect to long distance access rates. Most states also regulate local rates.


Financial Information

The systems differ from investor-owned utilities in that the vast majority are cooperative, non-profit organizations operating under policies which provide that rates should be established so as to minimize rates over the long term. Revenues in excess of operating costs and expenses are referred to as "net margins and patronage capital" and are treated as equity capital furnished by the systems' consumers. This "capital" is transferred to a balance sheet account designated as "patronage capital", and is usually allocated to consumers in proportion to their patronage. Such capital is not refunded to them for a period of years during which time it is available to the system to be used for proper corporate purposes. Subject to their applicable contractual obligations, the systems may refund such capital to their members when doing so will not impair the systems' financial condition. In the terminology of the Uniform System of Accounts prescribed by RUS for its borrowers, "operating revenues and patronage capital" refers to all utility operating income received during a given period.

Similar to the practice followed by investor-owned utilities pursuant to FERC procedures and as prescribed by RUS, the systems capitalize as a cost of construction, the interest charges on borrowed funds ("interest charged to construction") and the estimated unearned interest attributable to internally-generated funds ("allowance for funds used during construction") used in the construction of generation, and to a lesser extent transmission and distribution facilities. This accounting policy, which increases net margins by the amounts of these actual and imputed interest charges, is based on the premise that the cost of financing construction is an expenditure serving to increase the productive capacity and value of the utility's assets and thus should be included in the cost of the assets constructed and recovered over the life of the assets. In the case of power supply systems, RUS has included in its direct loans and guarantees of loans amounts sufficient to meet the estimated interest charges during construction. If the foregoing accounting policy were not followed, utilities would presumably request regulatory permission, if applicable, to increase their rates to cover such costs. The amounts of interest charged to construction and allowance for funds used during construction capitalized by distribution systems are relatively insignificant. Because power supply systems generally expend substantial amounts on long-term construction projects, the application of this accounting policy may result in substantially lower interest expense and in substantially higher net margins for such systems during construction than would be the case if such a policy were not followed.

On the following pages are tables providing composite statements of revenues, expenses and patronage capital from the RUS Reports of distribution systems which were members of CFC and power supply systems which were members of CFC during the five years ended December 31, 1995, and their respective composite balance sheets at the end of each such year.


NOTE: Statistical information in the RUS Reports has not been examined by CFC's independent public accountants, and the number and geographical dispersion of the systems have made impractical an independent investigation by CFC of the statistical information available from RUS. The RUS Reports are based upon financial statements submitted to RUS, subject to year-end audit adjustments, by reporting RUS borrowers and do not, with minor exceptions, take into account current data for certain systems, primarily those which are not active RUS borrowers.

              	    NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
	              COMPOSITE STATEMENTS OF REVENUES, EXPENSES AND PATRONAGE CAPITAL
		                      AS REPORTED BY CFC MEMBER DISTRIBUTION SYSTEMS

            	      The following are unaudited figures which are based
	                   	upon financial statements submitted to RUS or to
		                         CFC by CFC Member Distribution Systems

                                           								      Years Ended December 31,
(Dollar Amounts In Thousands)                    1995           1994           1993            1992          1991
Operating revenues and patronage capital     $16,253,957    $16,163,578    $15,072,400    $13,921,515    $13,446,544
Operating deductions:
   Cost of power (1)                          10,486,773     10,174,716      9,882,450      9,211,421      8,979,920
   Distribution expense (operations)             412,058        386,235        366,148        346,183        327,787
   Distribution expense (maintenance)            752,659        699,253        643,390        589,722        558,291
   Administrative and general expense (2)      1,584,099      1,506,729      1,398,749      1,287,224      1,215,158
   Depreciation and amortization expense       1,000,017        942,435        879,957        828,966        775,049
   Taxes                                         436,563        417,471        396,024        365,473        337,898
      Total                                   14,672,169     14,126,839     13,566,718     12,628,989     12,194,103
Utility operating margins                      1,581,788      2,036,739      1,505,682      1,292,526      1,252,441
Non-operating margins                            172,118        135,347        110,612        157,912        175,993
Power supply capital credits (3)                 254,839        260,335        274,250        219,638        201,708
      Total                                    2,008,745      2,432,421      1,890,544      1,670,076      1,630,142
Interest on long-term debt (4)                   833,110        752,749        730,078        749,594        763,070
Other deductions                                  46,859         52,574         36,644         27,841         18,953
      Total                                      879,969        805,323        766,722        777,435        782,023
Net margins and patronage capital             $1,128,776     $1,627,098     $1,123,822    $   892,641    $   848,119
TIER (5)                                            2.42           2.40           2.54           2.19           2.11
DSC (6)                                             2.40           2.26           2.44           2.07           2.13
MDSC (7)                                            2.28           2.09           2.21           1.99           2.06
Number of systems included                           824            828            825            821            819

(1) Includes cost of purchased power, power production and transmission expense, separately listed in the applicable RUS report.
(2) Includes sales expenses, consumer accounts and customer service and informational expense as well as other administrative and general expenses, separately listed in the applicable RUS report.
(3) Represents net margins of power supply systems and other associated organizations allocated to their member distribution systems and added in determining net margins and patronage capital of distribution systems under RUS accounting practices. Cash distributions of this credit have rarely been made by the power supply systems and such other organizations to their members.
(4) Interest on long-term debt is net of interest charged to construction, which is stated separately as a credit in RUS Reports. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction, see "Financial Information". CFC believes that amounts incurred by distribution systems for interest charged to construction and allowance for funds used during construction are immaterial relative to their total interest on long-term debt and net margins and patronage capital.
(5) The ratio of (x) interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital to (y) interest on long-term debt (in each year including all interest charged to construction).
(6) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations.
(7) Modified DSC ("MDSC") is the ratio of (x) operating margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization expense plus Non-operating Margins-Interest plus cash received in respect of generation and transmission and other capital credits to (y) long-term debt service obligations.

                	    NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
			                                COMPOSITE BALANCE SHEETS
		                       AS REPORTED BY CFC MEMBER DISTRIBUTION SYSTEMS

                	     The following are unaudited figures which are based
	                       upon financial statements submitted to RUS or to
		                           CFC by CFC Member Distribution Systems

                                 																			      At December 31,
(Dollar Amounts In Thousands)                     1995           1994            1993          1992            1991
Assets and other debits:
   Utility plant:
      Utility plant in service                 $33,118,001    $31,162,069    $29,172,898    $27,502,596    $25,846,550
      Construction work in progress                881,171        799,327        697,329        619,764        615,425
	     Total utility plant                       33,999,172     31,961,396     29,870,227     28,122,360     26,461,975
      Less:  accumulated provision for
	     depreciation and amortization              9,221,378      8,631,903      7,992,325      7,401,028      6,812,221
	     Net utility plant                         24,777,794     23,329,493     21,877,902     20,721,332     19,649,754
   Investments in associated organizations (1)   3,207,671      3,051,840      2,847,260      2,585,621      2,405,290
   Current and accrued assets                    3,980,052      3,789,699      3,733,893      3,611,874      3,624,025
   Other property and investments                  496,105        456,923        366,452        343,734        323,445
   Deferred debits                                 511,977        472,536        463,194        439,529        342,855
	 Total assets and other debits                 32,973,599    $31,100,491    $29,288,701    $27,702,090    $26,345,369

Liabilities and other credits:
   Net worth:
      Memberships                             $   127,749     $   114,080    $   100,689   $     98,450    $    93,207
      Patronage capital and other equities (2) 13,633,993      12,804,404     11,859,273     10,826,559      9,966,135
	 Total net worth                              13,761,742      12,918,484     11,959,962     10,925,009     10,059,342
   Long-term debt (3)                          15,718,979      15,020,664     14,569,363     14,303,024     13,958,473
   Current and accrued liabilities              2,418,230       2,260,514      2,066,601      1,898,868      1,755,336
   Deferred credits                               786,455         714,083        598,997        555,618        554,149
   Miscellaneous operating reserves               288,193         186,746         93,778         19,571         18,069

	Total liabilities and other credits          $32,973,599     $31,100,491    $29,288,701    $27,702,090    $26,345,369

Equity Percentage (4)                                41.7%           41.5%          40.8%          39.4%          38.2%
Number of systems included                            824             828            825            821            819

(1) Includes investments in service organizations, power supply capital credits and investments in CFC.
(2) Includes non-refundable donations or contributions in cash, services or property from states, municipalities, other government agencies, individuals and others for construction purposes separately listed in the applicable RUS Report.
(3)  Principally debt to RUS and includes $4,824,491, $3,989,914, $3,607,159,
     $3,536,794 and $3,435,994 for the years 1995, 1994, 1993, 1992 and 1991, respectively, due to CFC.
(4)  Determined by dividing total net worth by total assets and other debits.

                	       NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
	                    COMPOSITE STATEMENTS OF REVENUES, EXPENSES AND PATRONAGE CAPITAL
		                              AS REPORTED BY CFC MEMBER POWER SUPPLY SYSTEMS

                             	The following are unaudited figures which are based
		                               upon financial statements submitted to RUS or to
                            		      CFC by CFC Member Power Supply Systems

                                           								   Years Ended December 31,
(Dollar Amounts In Thousands)                   1995          1994           1993           1992          1991
Operating revenues and patronage capital    $10,182,928    $9,972,873    $9,976,560    $ 9,111,434    $ 8,615,165
   Operating deductions:
   Cost of power (1)                          6,984,648     6,760,543     6,606,419      5,855,131      5,541,332
   Distribution expense (operations)             16,019        14,668        14,391         12,959         11,445
   Distribution expense (maintenance)            15,950        14,703        11,081         11,300         11,315
   Administrative and general expense (2)       483,030       431,645       433,278        390,521        363,646
   Depreciation and amortization expense        956,889       930,483       902,810        872,657        819,586
   Taxes                                        246,700       241,775       223,122        233,420        239,588
      Total                                   8,703,236     8,393,817     8,191,101      7,375,988      6,986,912
Utility operating margins                     1,479,692     1,579,056     1,785,459      1,735,446      1,628,253
Non-operating margins                           253,883       221,003       328,958        280,810        329,419
Power supply capital credits (3)                 48,981        32,531        47,838         30,771         28,405
      Total                                   1,782,556     1,832,590     2,162,255      2,047,027      1,986,077
Interest on long-term debt (4)                1,476,062     1,857,644     2,014,794      2,075,939      1,999,107
Other deductions                                 89,784       129,794       184,902        137,344         42,862
      Total                                   1,565,846     1,987,438     2,199,696      2,213,283      2,041,969
Net margins and patronage                 $     216,710   $  (154,848) $    (37,441)   $  (166,256)  $    (55,892)
TIER (5)                                           1.15           .93           .98            .92            .97
DSC (6)                                            1.02          1.01          1.03           1.05           1.06
Number of systems included (7)                       53            53            50             50             49

(1) Includes cost of purchased power, power production and transmission expense, separately listed in the applicable RUS Report.
(2) Includes sales expenses and consumer accounts expense and consumer service and informational expense as well as other administrative and general expenses, separately listed in the applicable RUS Report.
(3) Certain power supply systems purchase wholesale power from other power supply systems of which they are members. Power supply capital credits represent net margins of power supply systems allocated to member power supply systems on the books of the selling power supply systems. This item has been added in determining net margins and patronage capital of the purchasing power supply systems under RUS accounting practices. Cash distributions of this credit have rarely been made by the selling power supply systems to their members. This item also includes net margins of associated organizations allocated to CFC power supply members and added in determining net margins and patronage capital of the CFC member systems under RUS accounting practices.
(4) Interest on long-term debt is net of interest charged to construction. Allowance for funds used during construction has been included in non-operating margins. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction, see "Financial Information". According to un-published information furnished by RUS, interest charged to construction and allowance for funds used during construction for CFC power supply members in the years 1991-1995 were as follows:

						              	Allowance for
              				 Interest Charged        Funds used
                   to Construction    During Construction         Total
                              (Dollar Amounts in Thousands)
		1995                $ 68,400              $ 11,018             $ 79,418
		1994                  46,773                 8,913               55,686
		1993                  49,237                 8,621               57,858
		1992                  54,093                 4,396               58,489
		1991                  49,495                 5,241               54,736

(5) The ratio of (x) interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital to (y) interest on long-term debt (in each year including all interest charged to construction). The TIER calculation includes the operating results of six systems which failed to make debt service payments or are operating under a debt restructure agreement, without which the composite TIER would have been 1.23, 1.31, 1.20, 1.15 and 1.15 for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.
(6) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations (including all interest charged to construction). The DSC calculation includes the operating results of six systems which failed to make debt service payments or are operating under a debt restructure agreement. Without these systems, the composite DSC would have been 1.22, 1.24, 1.21, 1.22, and 1.26 for the years ended December 31, 1995, 1994, 1993,
     1992 and 1991, respectively.
(7) Thirteen CFC power supply system members are not required to report to RUS since they are not currently borrowers from RUS. These systems, with the exception of Old Dominion Electric Cooperative, are either in the developmental stage or act as coordinating agents for their members. Their inclusion would not have a material effect on this data.


                    	  NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
		                                    	COMPOSITE BALANCE SHEETS
	                           AS REPORTED BY CFC MEMBER POWER SUPPLY SYSTEMS

                     	    The following are unaudited figures which are based
	                           upon financial statements submitted to RUS or to
		                              CFC by CFC Member Power Supply Systems

                                            									    At December 31,
(Dollar Amounts In Thousands)                     1995          1994            1993           1992           1991
Assets and other debits:
   Utility plant:
      Utility plant in service                $34,182,352    $32,934,304    $32,240,926    $31,375,391    $29,433,524
      Construction work in progress               931,397      1,624,978      1,469,882      1,324,432        911,262
	      Total utility plant                     35,113,748     34,559,282     33,710,808     32,699,823     30,344,786
      Less:  accumulated provision for
	depreciation and amortization                 11,586,462     10,777,786      9,936,528      8,983,913      7,786,074
   Net utility plant                           23,527,287     23,781,496     23,774,280     23,715,910     22,558,712
   Investments in associated organizations(1)   1,049,409        248,677        992,921        865,162        740,554
   Current and accrued assets                   4,211,004      3,997,466      4,284,613      4,076,841      4,239,802
   Other property and investments               1,656,563      2,483,232      1,899,809      1,717,451      1,503,526
   Deferred debits                              4,391,800      4,366,377      4,078,879      1,879,607      1,445,868
	 Total assets and other debits               $34,836,063    $34,877,248    $35,030,502    $32,254,971    $30,488,462
Liabilities and other credits:
Net worth:
       Memberships                             $      250    $       322    $       252    $       246    $       244
       Patronage capital and other equities       497,756        246,262        432,095        315,793        593,505
	 Total net worth                                 498,006        246,584        432,347        316,039        593,749
   Long-term debt (2)                          28,372,321     28,779,577     28,528,640     28,838,255     27,060,357
   Current and accrued liabilities              1,848,755      2,747,022      1,185,182      1,531,722      1,391,762
   Deferred credits                             1,309,860      1,206,488      1,849,906      1,071,393      1,344,641
   Miscellaneous operating reserves             2,807,121      1,897,577      3,034,427        497,562         97,953
	 Total liabilities and other credits         $34,836,063    $34,877,248    $35,030,502    $32,254,971    $30,488,462
Number of systems included (3)                         53             53             50             50             49

(1) Includes investments in service organizations, power supply capital credits and investments in CFC.

(2) Principally debt to RUS or debt guaranteed by RUS and loaned by FFB and includes $875,725, $881,278, $876,084, $633,105 and $526,513 for
     the years 1995, 1994, 1993, 1992 and 1991, respectively, due to CFC.

(3) Thirteen CFC power supply system members are not required to report to RUS since they are not currently borrowers from RUS. These systems, with the exception of Old Dominion Electric Cooperative, are either in developmental stages or act as coordinating agents for their members. Their inclusion would not have a material effect on these data.